CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
4.65% Senior Notes due April 14, 2009	$48,765,000	$1,916

(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 2 dated April 9, 2008	Filed Pursuant to Rule 424(b)(3)
(To the Prospectus dated March 31, 2006, as supplemented	Registration Statement No. 333-132868
by the Prospectus Supplement dated March 6, 2008 and the
Prospectus Supplement No. 2 dated March 31, 2008)

ZIONS BANCORPORATION

$48,765,000

4.65% Senior Medium-Term Notes due April 14, 2009

Pricing Supplement No. 2

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due April 14, 2009 (the “Notes”).

CUSIP	98970EAH2

Aggregate Principal Amount:	$48,765,000 (of which $4,000,000 was sold pursuant to the auction, $2,642,000 was sold pursuant to the “Institutional Up-Sizing Option”, $29,133,000 was sold pursuant to the “Buy Today” feature and $12,990,000 was sold under the distribution agreement with Zions Direct)

Auction Agent Fee:	0.125% of Principal Amount sold pursuant to auction, “Institutional Up-Sizing Option” and “Buy Today” feature ($44,719)

Distribution Agent Fee:	0.125% of Principal Amount sold under the distribution agreement ($16,238)

Dealers Concession: 0.10%

Net Proceeds:	$48,684,000

Initial Settlement Date:	April 14, 2008

Coupon:	4.65%

Final Auction and “Institutional Up-Sizing” Price:	99.680%

Final “Buy Today” and Distribution Price to Public:	100.000%

Issue Price for Tax Purposes:	100.000%

Maturity:	April 14, 2009

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated March 6, 2008 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes will not be savings accounts, deposits or other obligations of any bank or non-bank subsidiary of ours and will not be insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$48,765,000

4.65% Senior Medium-Term Notes due April 14, 2009

Pricing Supplement No. 2 (continued)

Interest Payment Dates:	Interest will be paid semiannually on April 14 and October 14, beginning on October 14, 2008 to holders of record as of the preceding March 31 and September 30.

Day Count:	30/360

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Series:	The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” that we may issue under the Indenture. We may re-open this series of Notes, and issue additional Notes of this series under the Indenture in the future.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by the Depository Trust Company and its participants.

Ratings:

A3 (Moody’s); BBB+ (Standard & Poor’s); A (low) (DBRS); and A- (Fitch).

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Auction / Distribution Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on April 14, 2008, which is the third business day after the allocation of the Notes by our auction agent (this settlement cycle being referred to as T+3). You should note that if you purchased the Notes using the “Buy Today” feature, or if you purchased the Notes through the distribution agent your settlement cycle may be longer than T+3. Trading in the Notes from the date of a “Buy Today” purchase or a purchase through the distribution agent or until settlement may be affected by this longer settlement cycle.